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                           December 15, 2020

       John T. Greene
       Executive Vice President, Chief Financial Officer
       Discover Financial Services
       2500 Lake Cook Road
       Riverwoods, Illinois 60015

                                                        Re: Discover Financial
Services
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2020
                                                            Filed October 26,
2020
                                                            File No. 001-33378

       Dear Mr. Greene:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Quality
       Impact of COVID-19 on Loan Quality, page 63

   1. We note your tabular presentation includes accounts that have been excluded from the
                                                        TDR designation due to
regulatory exemptions, along with the corresponding number and dollar amount of
accounts. Please tell us what consideration has been given to including information in future
filings that provides the reader with expanded insight into the underlying credit
quality of those customers that were excluded from the TDR designation due to regulatory
exemptions. The following are examples of information that would enhance transparency
and granularity of your tabular and textual disclosures.
                                                            Quantify the number
(or percentage) of those customers that have made a payment in the last payment
cycle.
 John T. Greene
Discover Financial Services
December 15, 2020
Page 2
                Quantify the number (or percentage) of those customers that have made no payments since entering the program.
                Provide a distribution by most recent FICO score (e.g., 660 and above, and less than
              660 or no scores).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Marc Thomas, Staff Accountant at (202)551-3452 or Hugh
West,
Branch Chief at (202)551-3872 with any questions.



FirstName LastNameJohn T. Greene                              Sincerely,
Comapany NameDiscover Financial Services
                                                              Division of
Corporation Finance
December 15, 2020 Page 2                                      Office of Finance
FirstName LastName